UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            BellaVista Capital, Inc.
                            (Name of Subject Company)

                            BellaVista Capital, Inc.
                     (Name(s) of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301
                                 (650) 328-3060

                                    Copy to:

                                 Paul Derenthal
                           Derenthal & Dannhauser LLP
                            One Post Street Suite 575
                             San Francisco, CA 94104
                                 (650) 328-3060


    (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is BellaVista Capital, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 420 Florence Street Suite 200, Palo Alto, California 94301. The Company's telephone number at that address is (650) 328-3060.

     The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Shares"). The number of Shares outstanding as of August 20, 2007 was 13,959,452.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

     This Schedule 14D-9 relates to a tender offer (the "MPF Offer") dated September 21, 2007 by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Acquisition Co. 3, LLC; and MP Value Fund 5, LLC (collectively, "MPF") to purchase up to 750,000 Shares at a purchase price equal to $1.75 per Share, less the amount of any dividends declared or made with respect to the Shares between September 21, 2007 and October 31, 2007 or a later date to which the MPF Offer may be extended, upon the terms and subject to the conditions set forth in an MPF Offer to Purchase dated September 21, 2007.

     As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on September 21, 2007, the principal executive offices of MPF are located at 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not applicable.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The Company's Board of Directors (the "Board") has reviewed and carefully considered the MPF Offer and has concluded that the consideration provided by the MPF Offer is inadequate to the shareholders of the Company. The MPF Offer is the sixth in a sequential series of tender offers (five prior offers have been made, in June and October, 2005, April and October 2006, and June 2007, respectively). All have been made at prices which are significantly below what the Company has estimated to be the net realizable value of its assets. The $1.75 per Share offer price is $0.50 per Share less than offered by MPF in June 2007, while the Company's estimate of the realizable value of its assets (on which MPF says it has relied in determining its offer price) decreased by only $0.16 per Share since that date. There is no market for the Shares and there can be no assurance as to when or whether the Shareholders will realize amounts equal to the estimated asset values for the Shares. As the Company announced that it did not intend to make any redemptions through at least the end of 2008, the MPF tender offers, including the current MPF Offer, and the Company's tender offers in response to those MPF offers, have provided the only significant opportunity for liquidity to the Shareholders during the past two years. While the Board believes that the price offered by MPF is substantially below the value of the Shares, they have nevertheless concluded that it will be in the best interest of the Company and its Shareholders to make a competing offer to acquire up to 750,000 Shares at a price of $2.00 per Share (the "Company Offer"). Though the Company Offer price is also substantially below the estimated asset value per Share, the Company recognizes that some Shareholders may have a pressing need or desire to liquidate their Shares at this time. The Company believes that it is in the best interest of the Company and its Shareholders to provide these Shareholders an opportunity to liquidate at a price in excess of the MPF Offer price.

     The Board unanimously recommends that shareholders reject the MPF Offer and not tender their Shares. Shareholders are urged to carefully consider the factors set forth herein and the information set forth in the Letter to the Shareholders, dated as of October 1, 2007, a copy of which is attached hereto as

Exhibit (a)(1) and incorporated herein by reference. The Board remains neutral with respect to the Company Offer and does not make any recommendation as to whether you should tender or refrain from tendering your shares in response to the Company Offer.

     No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the MPF Offer or the Company Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     The information set forth in the Letter to the Shareholders, dated as of October 1, 2007, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

        (a)(1)  Letter to Shareholders dated October 1, 2007.

        (e)      Not applicable.

        (g)      Not applicable.





                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 1, 2007                    BellaVista Capital, Inc


                                            /s/ MICHAEL RIDER
                                            -----------------------------
                                            Name:    Michael Rider
                                            Title:   President